Exhibit 99.4

eFFECTOR Therapeutics and Locust Walk Acquisition Corporation

Definitive Merger Agreement

Heidi Chokeir:

[slide 0]

Hello and welcome to the eFFECTOR Therapeutics / Locust Walk Acquisition Corp. investor webcast of management’s prepared remarks.

[slide 1]

The information discussed today is qualified in its entirety by the Form 8-K that has been filed today by Locust Walk Acquisition Corp, or LWAC, and may be accessed on the SEC’s website, including the exhibits thereto.

The investor presentation that will be presented as part of today’s discussion has been publicly filed with the SEC and posted on eFFECTOR’s website at www.effector.com, and LWAC’s website at www.locustwalkacquisitioncorp.com, where it is available for download. Please review the disclaimers included therein.

Also, statements we make during this call that are not statements of historical facts constitute forward-looking statements that are subject to risks, uncertainties, and other factors that could cause our actual results to differ from historical results and/or from our forecast, including those that are set forth in LWAC’s Form 8-K filed today and the exhibits thereto, as well as the risks that will be included under the header “Risk Factors” in the registration statement on Form S-4 to be filed by LWAC with the SEC and those included under the header “Risk Factors” in LWAC’s Annual Report on Form 10-K for the year ended December 31, 2020.

You should carefully consider the risks, uncertainties, and other factors discussed in these filings and additional filings LWAC makes with the SEC. Do not place undue reliance on forward-looking statements which we assume no responsibility for updating unless required by law.

In addition, statements made today regarding expected cash and equity ownership following the transaction do not take into account any possible redemptions of existing LWAC shareholders prior to the business combination.

Hosting today’s call are Steve Worland, CEO of eFFECTOR Therapeutics, and Chris Ehrlich, CEO of Locust Walk Acquisition Corp. I’ll now turn the call over to Chris.

Chris Ehrlich:

Good day, everybody, and thank you for joining. My name is Chris Ehrlich, I’m the CEO of Locust Walk Acquisition Corporation, or LWAC. I have been in the biotechnology field for about 30 years, and I’m proud today to talk about the planned business combination with eFFECTOR.

[Slide 2]

I will start by discussing LWAC, and the criteria that we looked for in a business combination. By way of background, LWAC was formed in late 2020 and we completed our IPO in early 2021. We set very demanding criteria for a business combination with $175 million cash held in trust. Our goal was to identify a biotech company that derived its platform technology from a leading academic institution. We were looking for a company that had more than one product candidate in development, ideally in the clinic. We required a company with a strong investor base that would support the company going forward, and one with a mature enough valuation and infrastructure to thrive in the transition to becoming a public company.

We were also looking for a biotech company with a strong, validating partnership, an experienced management team, and ideally with one, if not more, novel lead assets. We believe that eFFECTOR satisfies all of these demanding criteria.

[Slide 3]

In terms of the specifics of the transaction, eFFECTOR has entered into a definitive agreement to merge with LWAC with an implied post-money enterprise value for eFFECTOR of around $419 million. This combination will be funded through $60 million from a committed PIPE financing, plus up to $175 million of cash in trust, less any redemptions from LWAC’s public investors. If no redemptions are made by LWAC public shareholders, the net proceeds of the transaction would be expected to fund the operations of eFFECTOR into early 2024, and will be focused on R&D efforts and clinical development of tomivosertib and zotatifin, both of which have multiple key value driving events.

[Slide 4]

In terms of a graphic representation, the equity value of the combined company, assuming no redemptions are made by LWAC’s public shareholders, would be expected to be about $626 million. When you back out the cash and debt at eFFECTOR, the enterprise value is $419 million, showing that we’re spending $235 million in cash proceeds (and again, assuming no redemptions).

And now, I’d like to turn the call over to Steve to tell you more about eFFECTOR and why we’re excited. Steve?

Steve Worland:

[Slide 5]

Thank you, Chris. I’m very excited this morning to tell you about eFFECTOR Therapeutics and our highly differentiated approach to treating cancer.

Over the last 10 years, the scientific and medical community has learned a great deal about cancer and made important treatment advances. Immunotherapy and targeted therapies have improved patient outcomes. We also gained greater insights into how cancer works, and learned that most cancers are very complex, with multiple drivers, and multiple ways to become resistant to treatment. Unfortunately, the majority of patients with metastatic disease still don’t respond, even to the newest therapies, and most patients who do initially respond develop resistance over time. At eFFECTOR we wanted to take the new fundamental knowledge about how cancer works and ask: How could we do better? How can we take the next step to outsmart cancer?

[Slide 6]

So when we founded eFFECTOR we asked ourselves a series of hard questions:

•	How do we imagine the next generation of cancer therapy?

•	Can we discover and develop drugs that are safe, well tolerated, and easy to take?

•	Since we know cancer is driven by multiple factors, can we shut down those multiple factors simultaneously, to inhibit cancer growth and shut down resistance mechanisms?

•	Can we reactivate a patient’s immune system to combat and eliminate tumors?

•	Can we make treatments work better and last longer, thereby significantly delaying the need to progress onto old-school, toxic chemotherapy regimens that are so difficult to take?

That’s a pretty tall order. Which is why I’m excited today to tell you about the eFFECTOR STRI platform, which originated from work at the University of California, San Francisco, or UCSF. We leveraged this platform to discover and characterize drug candidates designed to achieve these objectives.

[Slide 7]

At eFFECTOR, we are pioneering the development of selective translation regulator inhibitors, or STRIs, a potential new class of oncology drugs. Each of our STRI product candidates is designed to simultaneously block production of multiple disease driving proteins with a single agent. We believe STRIs have the potential to knock down the oncoproteins that are driving tumor growth, reactivate the immune system and block or delay resistance, to create better outcomes for patients, and, especially keep them on well-tolerated regimens longer. We have invented a portfolio of product candidates covered by strong intellectual property that includes composition of matter patents until at least 2035.

We have a robust pipeline with two clinical stage assets: tomivosertib, or tomi for short, that is now in a randomized Phase 2b trial for frontline non-small cell lung cancer in combination with pembrolizumab, the market leader.

And zotatifin, or zota for short, is just finishing up Phase 1 dose escalation and we’re on track to move into Phase 2a expansion cohorts in the second half of this year. We have shown that zota can block production of RNA virus proteins needed for replication, and we’ve received a $5M DARPA grant to explore zotatifin in COVID disease as well.

We have a very attractive partnership with Pfizer focusing on inhibitors of eIF4E, our third development platform. We believe this collaboration provides third-party validation for our rigorous science and also provides non-dilutive financing for the company. Moreover, we have a really great group of existing top-tier biotech investors who are continuing to support the company in this transaction.

What really sets eFFECTOR apart is our clinical pipeline, which is supported by strong data from earlier clinical and preclinical studies. Over the next 12-18 months, we expect to report important clinical data, including two Phase 2b readouts for tomivosertib, as well as multiple phase 2a expansion cohort readouts for zotatifin. We also have opportunities to expand into additional indications with tomi and zota and report data from those studies as well.

[Slide 8]

Let me tell you about the very experienced management team that leads our company. I have been in the biotechnology field for more than 30 years, starting in R&D and moving to the business side, including previously leading a public company that was acquired by Roche in 2011. Our Chief Medical Officer, Premal Patel, is an oncology expert. He conducted his training at Memorial Sloan Kettering, and then held roles at well-regarded cancer companies such as Genentech, Pfizer, Juno and Lyell. Alana McNulty is our chief business officer, and Mike Byrnes is our chief financial officer. They each have significant prior experience handling multiple transactions including licensing and M&A. eFFECTOR has an experienced management team that knows how to couple the science with business, and drive it as a public company.

[Slide 9]

Using our pioneering STRI platform, we have developed a portfolio of novel product candidates that target various aspects of the eIF4F protein translation node. This node is at the intersection where two important cell growth and proliferation pathways, PI3K-AKT and RAS-MEK, converge and drive the production of multiple disease driving proteins. These are well-known signaling pathways in cancer, with many approved agents inhibiting individual targets in these pathways to bring benefit to patients. Our novel approach to outsmarting cancer is to develop product candidates that act downstream of those individual targets, at the eIF4F node. By doing so, each of our product candidates is designed to block multiple disease driving proteins before they are ever synthesized.

In preclinical studies and early clinical trials, we have demonstrated that our product candidates can block production of proteins that can function as resistance mechanisms for other therapies, providing a strong rationale to pursue combinations to block resistance and extend duration of benefit.

We invented three novel product candidates against three targets: MNK 1/2, eIF4A and eIF4E. Each candidate confers unique biologic properties, and each of the exciting candidates has strong intellectual property protection.

[Slide 10]

We have a robust pipeline with multiple STRIs in development. Starting with our lead program tomi, we’ve generated compelling data in our completed Phase 2a trial and enrollment is open for a randomized Phase 2b trial in two different important patient populations in non-small cell lung cancer. We expect to report topline data from the first cohort in the first half of next year, and topline data from the second cohort in the second half of next year. With zotatifin, we have extensive preclinical data that demonstrated tumor regressions in multiple difficult to treat tumor models. We’re finishing up Phase 1 dose escalation and expect to move into Phase 2 expansion cohorts in the second half of this year. We then expect to report our data from those expansion cohorts in 2022.

[slide 11]

I will now turn to our lead candidate tomivosertib. This agent was designed to activate the immune system, particularly T cells, against the tumor, prevent T cell exhaustion, and enhance memory T cells, providing an opportunity to extend the duration of treatment benefit.

[slide 12]

Checkpoint inhibitors have changed the standard of care in many cancers. They work by activating T cells to attack tumors. But unfortunately, most patients don’t respond to checkpoint inhibitors, and a large majority of patients ultimately progress on checkpoint inhibitor therapy due to treatment resistance. We now know that a major cause of resistance is T cell exhaustion, as these immune cells just become tired and can’t do their job. In combination with checkpoint inhibitors, tomi has the potential to overcome that resistance by reversing or preventing immune exhaustion, extending the benefit of the checkpoint inhibitor, and hopefully delaying the need to move onto a toxic chemo regimen.

We have generated encouraging data from a Phase 2a trial supporting tomi’s potential to address resistance. Importantly, we’ve identified a biomarker in the Phase 2a data that we are using to select patients for the Phase 2b trial. We believe our biomarker strategy will enrich the trial with patients most likely to respond to this therapeutic approach.

[slide 13]

And, so how does this work in T cells? Tomi, which is designed to reprogram T cells, enhancing their anti-tumor activity, has demonstrated highly selective, potent inhibition of a protein called MNK 1 / 2 kinase, shown here on the left. Tomi has been shown to inhibit the MNK signaling network in T cells and down-regulate several immune checkpoint proteins associated with immune suppression and T cell exhaustion. Our studies show that tomi can make T cells better cancer cell killers as well as increase the T cell memory pool.

[slide 14]

Tomi is designed to act inside T cells to down-regulate many checkpoint proteins that lead to T cell exhaustion. You will probably recognize many of these immuno-suppressive proteins that tomi down-regulates: PD-1, PD-L1, LAG3, etc. Each one of these proteins individually is the target of drugs that are already FDA approved, such as PD-1 and PD-L1, or are in late stage clinical trials. In our preclinical studies, at clinically relevant concentrations, tomi demonstrated the ability to simultaneously down-regulate several of these immunosuppressive proteins. And, importantly, tomi did not impair T cell viability or inhibit production of immune stimulatory factors such as 4-1BB. The collective effect is the potential to maintain and enhance T cell function, actually making them more effective tumor cell killers.

[slide 15]

In our completed Phase 1 dose escalation studies tomi was well tolerated at doses that inhibit the target 90%-100%. This is exciting that tomi can shut down a kinase target so significantly and still be well-tolerated. This positive outcome supported our decision to continue advancing tomi into later development.

We saw activity of tomi as a monotherapy in lymphoma, a cancer that involves immune cells called B cells, consistent with research demonstrating the importance of MNK signaling in both T and B-cells. Taking this into account, as well as the high unmet medical needs and market opportunities, we decided to focus on cancers that respond to T cell-directed therapies, and specifically pursue development of tomi as a combination with checkpoint inhibitors.

[slide 16]

We conducted a Phase 2a combination trial with tomi in patients who were no longer responding to their checkpoint inhibitor. Tomi was simply added to the anti-PD-1 or anti-PD-L1 drug regimen – and we didn’t change anything else – maintaining backbone checkpoint therapy without a treatment gap. We asked the key question: can tomi re-activate the immune system and resensitize patients to their checkpoint inhibitor after they’ve already progressed?

The largest data set from this trial is in non-small cell lung cancer, where we had 17 patients with increasing metastatic disease when we added tomi. 16 of those 17 met the formal RECIST definition for progressive disease, so that’s a high bar. Importantly, what we saw first was an inflection in the tumor growth. In many patients, adding tomi resulted in tumor shrinkage and/or long-term disease control. We saw two confirmed partial responses, or PRs. In a third patient, we saw 28% reduction in tumor size, just below the 30% threshold for a PR.

One of PRs actually went on to become a confirmed complete response, or CR, meaning there’s no evidence of the tumor left. And it’s worth noting that we saw additional activity in other immune-responsive tumor types, providing potential expansion opportunities into other indications.

[slide 17]

Now let me review the non-small cell lung cancer data from the Phase 2a trial in more detail. On this slide, we show what we call a swimmers plot. Each one of these bars represents how long the patient was able to remain in the trial. Remember the patients came in with progressing disease, then we added tomi, and we kept them on the combination therapy without having to move on to a toxic chemo regimen. And what you can see is that our median progression free survival was 20 weeks.

You might ask, well, what can I compare that to? And it turns out that in the Phase 3 OAK trial of atezolizumab, an FDA-approved checkpoint inhibitor, Genentech reported that patients who demonstrated RECIST progression and remained on checkpoint therapy past progression only remained on the monotherapy checkpoint regimen for a median of 7 weeks, or about the time of their next CT scan.

In our Phase 2a tomi trial, we saw a median PFS of 20 weeks prior to progression, and while not done in a head-to-head trial, this was approximately three times longer than the historical comparator.

You can also see in the swimmers plot that some patients did really well, and then there are some patients at the bottom, unfortunately, who didn’t do well. And so we dug into the data and asked, can we identify a biomarker that identifies patients who have the best chance to benefit from our treatment, so we can focus further development on those patients? And, in fact, there is a good biomarker that retrospectively predicted response very well – PD-L1 status.

You can see, at the bottom of the swimmers plot, those six zeroes represent patients who had no detectable PD-L1. And the one patient at the bottom who was PD-L1 positive had an EGFR mutation, a known predictor of poor outcomes on checkpoint therapy. If we use the retrospective analysis of PFS by PD-L1 status, which was available for 14 of the 17 patients, for the seven patients known to be PD-L1 positive, we see a median PFS of 53 weeks. This is much greater than the median PFS of 9 weeks that we saw for the seven patients known to be PD-L1 negative. We therefore designed the Phase 2b clinical trial to focus on patients most likely to respond to tomivosertib. PD-L1 as a biomarker makes good sense based on the mechanism of tomivosertib, because it is a marker for those patients that might be most responsive to immunotherapy treatment.

[slide 18]

I want to show you the one patient I mentioned who had a complete response after approximately two years on combination therapy. Here you see the trajectory of this patient’s tumors. Initially the patient was on pembrolizumab alone, and had two sizable lesions, one on each lung, with a total measurement of 7 centimeters. Before entering our tomi Phase 2a trial, the tumor was growing and no longer responding to pembrolizumab.

Then we added tomi, and kept them on pembrolizumab, or pembro. You see that the tumor started to shrink right away and achieved a PR, which is a 30% or greater reduction in tumor size. And then, as we were wrapping up the trial, the physician asked us, can we keep this patient on the combination? Through an expanded access IND, the physician continued treating this one patient with tomi and pembro. You can see that over the next 6 months the tumor disappeared. This is considered a complete response, or CR, which was confirmed with a second scan. So this is called a confirmed CR.

[slide 19]

We used our Phase 2a data, inclusive of the biomarker, and designed a new, larger, randomized Phase 2b trial in Stage IV non-small cell lung cancer or NSCLC. This trial, named KICKSTART, is now open for enrollment in two patient populations – frontline, or patients who are treatment naïve, and frontline extension, or patients who are currently being treated with pembro frontline and have had an initial RECIST progression. All eligible patients must not have had chemotherapy for metastatic NSCLC, and must have PD-L1 ≥ 50%, as these are the most immuno-responsive tumors.

On the top of the schematic is the frontline extension cohort, in which patients who have progressed on pembro will be randomized to receive tomi or placebo, each with continued pembro. And then we’ll monitor how long these patients can continue, as assessed by the PFS endpoint.

On the bottom of the schematic is the other cohort, which will enroll patients who haven’t yet been treated for their metastatic disease. They will be randomized to receive tomi plus pembro or placebo plus pembro. The rationale for including a treatment naïve cohort is that we believe that if tomi can reverse resistance, which we saw in the Phase 2a trial, it should be easier to delay the emergence of resistance if tomi is on board from the initiation of therapy.

The primary endpoint in both cohorts will be progression-free survival or PFS. We expect to report topline data from the frontline extension cohort in the first half of 2022, and topline data from the frontline treatment naïve cohort in the second half of 2022.

[Slide 20]

Let me place the market opportunity for tomi in the context of the current treatment paradigm for you. For metastatic non-small cell lung cancer with no actionable mutations and PD-L1 ≥ 50%, the current standard of care is monotherapy with a PD-1 or PD-L1 inhibitor. We decided to combine with pembrolizumab, or pembro, because it’s the market leader. Once patients progress on their checkpoint inhibitor monotherapy, they typically receive chemotherapy-based treatment as their next regimen, which can significantly degrade their quality of life.

Shown on the right hand side of the diagram, we expect that our tomi combination will provide more durable response than pembro monotherapy, delaying the need to move to chemotherapy. We expect that if tomi plus pembro allows patients to remain on a well-tolerated regimen longer, that will drive adoption of the combination in clinical practice. We also hope to change the market share dynamic and move some patients who would currently start on another checkpoint inhibitor to start on the tomi/pembro regimen, expanding share for the pembro/tomi combination.

On the left hand side is this novel setting of frontline extension, where we believe that by adding tomi we can reverse resistance to checkpoint inhibitors and prevent further tumor growth even after a patient has initially progressed. This would again provide an opportunity to extend the time patients can remain on a well-tolerated regimen and delay the need to quickly move to chemotherapy, which we believe will be compelling to patients and physicians.

Based on our current estimates, the frontline combination represents a potential $4B plus market opportunity in the US and the novel frontline extension indication represents a potential $700M plus market opportunity in the US.

So just to close on tomi – in our preclinical studies we’ve shown that tomi acts within T cells to knock down several immunosuppressive factors. We believe this mechanism naturally lends itself to a combination with a checkpoint inhibitor as demonstrated by the Phase 2a data, the 20 week median PFS, and, importantly, a biomarker now to further enrich that signal in future studies. Now we’re proceeding with a randomized, Phase 2b trial, KICKSTART, selecting for the most responsive PD-L1 high patients, combining with the market leading checkpoint inhibitor, pembrolizumab.

[slide 21]

Now let’s turn to our second clinical stage candidate zotatifin. This product candidate is designed to act inside the tumor cell to knock down multiple oncoproteins that drive tumor cell growth and division.

[Slide 22]

You can see on the left, here is eIF4A again. Cancer signaling within the tumor cell activates eIF4A to drive production of multiple different factors that help the tumor grow, including important oncoproteins like HER2 and FGFR, KRAS, which has come to great attention recently with new inhibitors in development, and Myc, another important oncoprotein. Also under control of eIF4A are the estrogen receptor, which is so important in most breast cancers, as well cell cycle proteins Cyclin D1 and CDK4/6. Zotatfin is designed to bind to eIF4A, thereby blocking production of several of these proteins at the same time.

In this program we are approaching the conclusion of the dose escalation portion of our Phase 1/2 trial, and the product candidate has been generally well tolerated at doses that achieve the desired exposures of zotatifin in the blood. Our Phase 2a expansion cohorts, which we expect to begin in the second half of 2021, will focus on breast cancer patients with specific biomarkers and non-small cell lung cancer patients with any mutant form of KRAS, G12C as well as others.

[Slide 23]

You can think of zotatifin as a piece of velcro with two sticky ends. So it sticks to a protein, eIF4A, but it also sticks to certain messenger RNAs, preventing those mRNAs from being translated into protein. And what’s important is that this is very selective: only messenger RNAs with certain structures within the non-coding parts of the RNA, represented by the green boxes, are bound by zotatifin. The mRNAs that have these structures encode cancer-driving proteins, including these RTKs, KRAS, all the different mutant forms of KRAS, as well Cyclin D1 and CDK4. In preclinical studies zotatifin inhibited translation of these mRNAs, but the rest of the RNAs that don’t have the secondary structures, were still readily translated in the cell.

[Slide 24]

Here is how this works in preclinical models. On the left is a model of ER positive breast cancer, and we’re comparing zotatifin to palbociclib an approved CDK4/6 inhibitor that is part of the standard of care for the treatment of estrogen receptor positive breast cancer. And you can see here, in the green and the blue, zota was as active as palbociclib in this model. When zotatifin was combined with palbociclib, you see more activity, with tumor control persisting even after we stopped dosing.

On the right side, you see a model of KRAS G12C mutant non-small cell lung cancer, and here we’re comparing ourselves to the leading G12C inhibitor, AMG510 or sotorasib. That’s the Amgen product candidate currently undergoing FDA review for approval, and you can see again in this model, green and blue, zota had comparable activity to AMG510. And when we tested the combination of the two agents, you see an even deeper regression, that persisted over time.

We’re finishing up the dose escalation portion of our Phase 1/2 clinical trial of zota, and later this year, we plan to open up expansion cohorts in both ER-positive breast cancer as well as KRAS-mutant non-small cell lung cancer both as single agents and in combination with other leading drugs.

[slide 25]

Before we wrap up, I want to mention some potential pipeline expansion opportunities we see for tomi and zota. I’ve already talked about tomi in NSCLC patients with PD-L1 ≥ 50%, who are normally treated with checkpoint inhibitor monotherapy as their first regimen. Patients who have PD-L1 between 1 and 49%, which represents another third of the non-small cell lung cancer population, typically receive a checkpoint inhibitor combined with platinum chemotherapy today. We believe tomi has potential to improve response and duration of response in the PD-L1 1-49% NSCLC patients as well as in other immuno-responsive tumors and look forward to potentially initiating future studies in additional indications.

We know that RNA viruses such as coronaviruses also utilize eIF4A to produce viral proteins. In collaboration with the Quantitative Biosciences Institute, or QBI, at UCSF, we have initiated a trial of zotatifin in mild to moderate COVID patients with $5 million funding from DARPA. In cell-based assays run head-to-head, we’ve shown that zotatifin had comparable potency to AT-511, a clinical agent currently in Phase 2 development for COVID, and greater potency than remdesivir, a drug now approved by US FDA for COVID treatment.

Lastly, let me mention our preclincal program targeting eIF4E for multiple cancer indications. This program is the subject of our partnership with Pfizer and IND-enabling studies are currently ongoing. We are eligible to receive up to $465 million in additional milestones, plus sales royalties, for this program and we retained an option to co-promote and profit share in the U.S.

[slide 26, Slide 27]

We have multiple important value-driving milestones over the next 12-24 months with several key clinical data readouts. For the Phase 2b trial of tomi plus pembro in NSCLC we expect to report topline data from the frontline extension cohort in the first half of 2022 and topline data from the treatment naïve cohort in the second half of 2022. We also expect to expand into additional Phase 2b indications and report data from those studies in 2023. We anticipate that we’ll be ready to initiate a registrational Phase 3 trial for tomi in non-small cell lung cancer in 2023.

For zotatifin, we plan to initiate Phase 2a expansion cohorts in the second half of this year in biomarker-positive patients with breast cancer and non-small cell lung cancer. We expect to report initial data from the first stage of these expansions in the first half of 2022, and topline data from completed expansion cohorts in the second half of 2022. Then we plan to move on to initiate randomized combination trials as well as potentially initiate a single arm registration trial, depending on the data from the expansion cohorts in 2023.

[Slide 28]

In closing, I want to remind you about the big picture at eFFECTOR. We formed the company to incorporate all the knowledge learned about cancer and figure out new ways to outsmart the disease, recognizing all the complexity and the multiple different factors that really drive tumor growth and resistance to therapy. We identified MNK and the eIF4F complex as targets that can simultaneously control production of several proteins important for tumor growth and treatment resistance. And we invented potent, selective inhibitors of MNK, eIF4A and eIF4E.

Tomivosertib, designed to act on immune cells to reinvigorate them, induced tumor regression and partial responses in patients who were progressing on checkpoint monotherapy in our Phase 2a trial. That trial informed the design of the randomized Phase 2b trial of tomivosertib in combination with pembrolizumab that is now open for enrollment, using the PD-L1 biomarker to enrich the trial for patients most likely to respond to this combination approach.

Zotatifin, acting within the tumor itself, has demonstrated the ability to knock down multiple cancer-driving and resistance proteins, and we are excited about the clinical opportunities with this agent. We believe that our preclinical studies to date are compelling, and we are currently finishing the Phase 1 dose escalation portion of our Phase 1/2 clinical trial with expansion cohorts anticipated to initiate in the second half of this year.

We plan to update you on our progress as we move ahead and look forward to closing the merger transaction with LWAC. Thank you.